Exhibit 4.11

EXHIBIT B

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. THE SYMBOL “*” HAS BEEN INSERTED IN PLACE OF THE PORTIONS SO OMITTED

Flextronics Manufacturing Services Agreement

        This Manufacturing Services Agreement (“Agreement”) is entered into this as of July 19, 2007 by and between Allot Communications Ltd., having its place of business at 22 Hanagar St., Hod Hasharon, Israel (“Customer”) and Flextronics (Israel) Ltd., having its place of business at Migdal – Haemek, P.O.B 867, Israel (“Flextronics”) (Customer and Flextronics shall be referred to hereinafter, each a “Party” and collectively the “Parties”).

        Customer has created a market for Customer’s Products as defined in Exhibit A and is solely responsible for the sales and marketing of the Products. Flextronics has developed processes and practices for manufacturing products for many different electronic applications and at Customer’s request desires to manufacture the Products in accordance with Customer’s specifications all subject to the terms and conditions contained herein. Customer acknowledges that Flextronics’s expertise is manufacturing and that Flextronics’s responsibility related to the Customer’s Products is limited to this extent, The Parties agree as follows:

1. WORK, LICENSE, DEFINITIONS

        1.1. Work. Flextronics agrees to perform the Work as defined in Section 1.3 herein pursuant to purchase orders or changes thereto issued by Customer and accepted by Flextronics subject to and in accordance with the terms and conditions stipulated in this Agreement.

        1.2. License. Flextronics is hereby granted by Customer a non-exclusive, non-transferable or assignable, revocable license limited for the term of this Agreement to use Customer’s patents, trade secrets and other intellectual property (hereinafter “Customer’s IP”) for the sole and exclusive purpose of performing Flextronics’s obligations under this Agreement. Customer retains full ownership in Customer’s IP including to any development and/or enhancement based on thereto, even if devised, created or developed by Flextronics (hereinafter “IP Enhancements”), and Customer’s IP shall not be affected or limited in any manner whatsoever due to Flextronics’s right to use such Customer’s IP or IP Enhancements for the purpose of performing this Agreement. For avoidance of doubt, the use by Customer of the IP Enhancement shall be free of charge royalty free and be not subject to any restriction whatsoever. Customer’s IP and IP Enhancements shall remain Confidential Information as more fully described in Section 10.1. By providing Flextronics the right to use Customer’s IP and IP Enhancements for the sole purpose of performing this Agreement, Customer does not grant any express or implied right to Flextronics to or under any patents, copyrights, trademarks, or trade secret included in or related to Customer’s IP other than the limited right to use the same as set forth above.

        Flextronics shall use Customer’s IP and IP Enhancements only in a manner and form pre-approved by Customer or pursuant to this Agreement. Flextronics will not misuse or divulge in any manner Customer’s IP and/or IP Enhancements, and will not, or knowingly allow any third parties to: (i) delete or modify any Customer’s IP proprietary notices which appear on or in the Product(s) or its related documents including the Specifications; (ii) directly or indirectly modify, change, alter or otherwise tamper the Specifications and/or the Product(s) and/or modify, adapt, translate or make derivative works based on the Specifications and/or Product(s); (iii) sell, sublicense, rent, lease, disclose, distribute, publish, copy, transfer, use or otherwise make the Specifications and/or Product(s) available to any third party other than Customer, or allow third parties other than Customer to use the Specifications and/or Product(s); and (iv) copy the documentation related to the Products – all except as otherwise specifically provided for in this Agreement.

        If at any time, Flextronics becomes aware of any breach of the provision of Section 1.2 above, it shall promptly notify Customer in writing. Upon being aware of such breach, Flextronics shall promptly take steps to cure such breach to ensure that its use of Customer’s IP and/or IP Enhancements shall comply with this Agreement. In the event a cure is not effected within 30 days period, then the license granted herein will automatically terminate until the standards of use are restored and Flextronics receives written notice from Customer that it may resume said uses of Customer IP and/or IP Enhancements.

        1.3. Definitions. Flextronics and Customer agree to the following definitions:

"Approved Vendor List" or "AVL"	Shall mean a list of manufacturers currently approved by Customer to provide the Materials specified in the bill of materials for the Product.

"Confidential Information"	Shall mean any know-how, trade secrets, technical information, drawings, models, business information (including information contained in any reports provided under this Agreement),
inventions, discoveries, methods, procedures, formulae, protocols, techniques, data, all whether disclosed in oral, written, graphic, or electronic form and including the Specification, Customer's IP and IP Enhancements.

"Cost"	As it relates to Inventory and Special Inventory shall mean the cost represented on the bill of Materials.

"Customer"	Shall mean Allot Communications Ltd.

"Customer Controlled Materials"	Shall mean certain Materials provided by suppliers with whom
Customer has a commercial contractual or non contractual
relationship, and which are included in the AVL.

"Customer Controlled Materials Terms"	Shall mean the terms and conditions that Customer has negotiated with its suppliers for the purchase of Customer Controlled
Materials.

"Disputes"	Shall have the meaning set forth in Section 11.11 below.

"Logistics Data"	Shall mean material procurement policy such as: Lead Time, Long
Lead time, Economic Order Inventory, Minimum Order Quantity (MOQ),
Order Multiple, Cancellation window and Order Period all as
defined in Exhibit B attached hereto or as mutually agreed in writing.

"Economic Order Inventory"	Shall mean Materials purchased in quantities greater than the required amount for purchase orders, in order to achieve price targets for such Materials.

"Flextronics"	Shall mean Flextronics (Israel) Ltd.

"Inventory"	Shall mean any Materials that are used to manufacture the Products based on the Logistics Data pursuant to a purchase order from the
Customer.

"Lead Time(s)"	Shall mean in Section 2.3 the lead time recorded on Flextronics's
MRP system at the time of procurement of Inventory and Special
Inventory or at the time of the cancellation of the purchase order or termination of this Agreement.

"Long Lead Time Materials"	Shall mean Materials with lead times exceeding the period covered by the accepted purchase orders for the Product according to the
Logistics Data or this Agreement.

"Materials"	Shall mean labor, components, materials and supplies that are used in the manufacturing, testing, packaging and distribution of electronic products.

"Minimum Order Quantity"	Shall mean Materials purchased according to the Logistics Data in excess of requirements for purchase orders because of minimum lot sizes available from manufacturers.

"Purchase Order/s" or "purchase order/s"	Purchase orders for Products issued by Customer in accordance with the terms hereof and accepted by Flextronics

"Product"	Shall mean the Customer's products described in Exhibit C.

"Special Inventory"	Shall mean any Long Lead Time Materials and/or Minimum Order
Quantity and/or Economic Order Inventory.

"Specifications"	Shall mean the written specifications for each Product to be produced and provided by Customer, which shall include bill of
Materials (including AVL), designs, schematics, assembly drawings, process documentation, test specifications, current revision number and any additional information reasonably requested by
Flextronics or otherwise required hereunder.

"Work"	Shall mean the manufacturing and delivery of the Products to
Customer in accordance with and subject to the terms of this
Agreement including: labor, the procurement of Inventory and
Special Inventory, allocation of the required manpower,
implementation of planning and control of the manufacturing
process, execution of the integrating processes, assembling, testing, and packing of the Products, all of the foregoing
pursuant to detailed written Specifications for each such Product which are attached to this Agreement and the delivering of such
Products in accordance with Customer's Purchase Orders issued in accordance with the terms hereof.

"Reports and Metrics"	Shall mean Customer reports and metrics that are defined by
Customer and attached to this Agreement or otherwise mutually agreed by the parties in writing and will be provided by
Flextronics on a periodical basis.

2. FORECASTS, ORDERS, MATERIALS PROCUREMENT

        2.1. Forecast. Customer shall provide Flextronics, on a monthly basis, a rolling six (6) months non-binding forecast indicating Customer’s Product requirements on a monthly basis.

        2.2. Purchase Orders. Customer will issue written electronic or fax transmitted purchase orders once per calendar month which specify all Products to be delivered within a minimum four (4) month period commencing on the date of acceptance of the purchase order. Each purchase order shall reference this Agreement and the applicable written Specifications as described in Section 1.3. Flextronics shall accept or reject each purchase order according to its terms (including the delivery date) within five (5) working days of receipt of such order. If a purchase order has not been confirmed within such period it shall be deemed rejected.

        Customer may use its standard purchase order form to release items, quantities, prices, schedules, change notices, specifications, or other notices, subject to and in accordance with the terms and conditions provided for hereunder. Notwithstanding the foregoing, the Parties agree that the terms and conditions contained in this Agreement shall be the sole and exclusive terms and conditions related to the Work performed under this Agreement, unless Flextronics has explicitly agreed otherwise in writing in each instance by an authorized signatory.

        2.3. Materials Procurement. Customer’s accepted purchase orders will constitute authorization for Flextronics to procure Inventory and Special Inventory in compliance with the Logistics Data in order to manufacture the Products covered by such purchase orders.

        Logistics Data will be reviewed and approved by Customer once per quarter prior to recording on Flextronics’s MRP system. Customer will either approve or ask to amend (if necessary) Logistics Data within ten (10) days from receipt of data from Flextronics based on changes in manufacturers’ items commercial terms in the market (i.e., lead time, prices, etc.). If Customer has not requested amendment within said period the Logistics Data shall be deemed approved.

        Flextronics may purchase, subject to Customer prior written approval, Long Lead-Time Materials sufficient to meet all deliveries under the purchase orders and Product forecast in effect at the time the order with the supplier is placed, and may reasonably purchase Minimum Order Quantity even if greater than the amount necessary to meet purchase orders and Product forecast. Flextronics shall purchase Economic Order Inventory only subject to the prior written approval of Customer.

        Flextronics agrees to use reasonable commercial actions in order to reduce the cost of the Materials procured, and of the performance of the Work.

        2.4 Preferred Supplier. Simultaneously with the execution of this Agreement Customer shall provide Flextronics and maintain an Approved Vendor List (“Vendors”). Flextronics shall purchase from Vendors on a current AVL the Materials required to manufacture the Product. Customer shall allow Flextronics to suggest alternative vendors to be included on AVL’s for Materials. Any such alternative vendor will be included in the AVL only if Customer’s prior written approval was provided to Flextronics regarding such vendor.

3. SHIPMENTS, SCHEDULE CHANGE, CANCELLATION, STORAGE

        3.1. Delivering and Shipments. Flextronics undertakes that all shipments to Customer will be made on the required delivery dates set forth in the related accepted purchase order and such shipments will contain the correct quantities ordered by Customer in the applicable Purchase Order. Provided, however, that Flextronics may reschedule a shipment to the extent the delay results from circumstances which are beyond its reasonable commercial control or such delay has been required, and/or consented by Customer. All Products delivered pursuant to the terms of this Agreement shall be suitably packed for shipment in accordance with Customer’s Specifications and marked for shipment to Customer’s destination specified in the applicable purchase order. Shipment terms will be to Customer’s facilities (including to any facility designated by Customer) in Israel, provided, however, that upon prior reasonable written notice, Customer, at its option, may collect shipments from Flextronics’ facility. Risk of loss and title to Product(s) will pass to Customer upon delivery to the above destinations as applicable. Any special packing expenses not included in the original price quotation for the Products, will be paid by Customer provided that Flextronics notifies customer in writing and in advance of such expense.

        3.2. Quantity Increases and Shipment Schedule Changes.

        For any accepted purchase order, Customer may without incurring any additional costs (i) increase the quantity of Products or (ii) reschedule the quantity of Products and/or their shipment date, both as provided in the table below. With respect to any increase in the quantity of Products, (1) Flextronics will be obligated to fulfill such increase as provided in the table below and (2) to the extent that such increase exceeds the allowable quantity increase provided in the table below, Flextronics will use reasonable commercial efforts to fulfill such excess increase.

Maximum Allowable Variance From Accepted Purchase Order Quantities/Shipment Dates
# of days before Shipment Date on Purchase Order	Allowable Quantity Increases	Maximum Reschedule Quantity	Maximum Reschedule Period

0-14	*%	*%	0
15-30	*%	*%	30 days
31-60	*%	*%	30 days
61-90	*%	*%	30 days
91-120	*%	*%	60 days

Any purchase order quantities increased or rescheduled pursuant to this subsection (a) may not be subsequently increased or rescheduled. Allowable quantity increases are subject to Materials’ availability. Flextronics will use reasonable commercial efforts to meet quantity increases.

        Except as set forth herein above, all changes in quantity or shipment date require Flextronics’s prior written approval which will not be unreasonably withheld. If Customer wishes to reschedule in a manner not consistent with this Agreement (including rescheduling beyond the limitations as per the table above, whether or not consented by Flextronics), then Customer will issue an advance payment in the amount equal to the consideration under this Agreement due for the Excess Inventory (as defined below). However, any amount paid to Flextronics as an advance payment against Excess Inventory as detailed above, will be deducted from payment due to Flextronics for any future purchase(s) made by Customer under this Agreement of Products that include the same Inventory and/or Special Inventory, such deduction to be made in the amounts already paid under the pre-payment for the same items.

        In addition, if Flextronics notifies Customer that such Inventory and/or Special Inventory has remained in Flextronics’s possession for more than ninety (90) days since the reschedule request, then Customer agrees to immediately purchase such Inventory and/or Special Inventory from Flextronics upon receipt of the notice and to pay Flextronics for such Inventory, and Special Inventory as follows: (a) *% of the Cost of all Inventory and Special Inventory in Flextronics’s possession which is not returnable without charge (unless the charge was approved by Customer as set forth in section (b) below) to the vendor or usable for other customers whether in raw form or work in process as determined in Flextronics’ sole discretion, and of all Inventory and Special Inventory on order and not cancelable without charge (unless the charge was approved by Customer), (b) any vendor cancellation charges actually incurred or payable with respect to Inventory and/or Special Inventory accepted for cancellation or return to the vendor provided such cancellation charges were approved in writing in advance by Customer.

        If Flextronics agrees to accept a reschedule or increase in excess of the flexibility table in subsection (a) and if there are extra costs to meet such reschedule or increase, Flextronics will inform Customer of such extra costs and will obtain from Customer its written approval of paying said extra costs. Customer shall not be liable for any additional costs incurred by Flextronics as set above, if such costs were not approved by Customer as set herein.

* Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

        Prior to invoicing Customer for the amounts due pursuant to this Section, Flextronics will use its reasonable commercial efforts to return unused Inventory and Special Inventory and to cancel pending orders for such inventory, and to dispose of it either through integration in other products, or in any other reasonably commercial possible manner, in order to mitigate the amounts payable by Customer. Customer shall pay all amounts due under this Section within thirty (30) days from the end of the calendar month on which Flextronics issued an invoice. Flextronics will ship the Inventory and Special Inventory paid for by Customer under this section to Customer or as instructed by Customer in writing, but in any event in Israel, promptly upon said payment by Customer. Risk of loss and title to that Inventory and Special Inventory will pass to Customer upon delivery to one of the above destinations. In the event Customer does not pay within above payment terms, and without derogating from Flextronics’s remedies under law, Flextronics will be entitled to dispose of such Inventory and Special Inventory in a commercially reasonable manner, including with respect to price and to credit Customer for any monies received from third parties in consideration of the sale of aforesaid Inventory and/or Special Inventory. If the consideration received shall be less than the amounts due to Flextronics, Flextronics shall submit an invoice for the balance amount due and Customer agrees to pay said amount within thirty (30) days from the end of the calendar month on which such invoice was issued.

“Excess Inventory” shall be defined as inventory and non canceled open purchase order issued by Flextronics for Materials that do not have demand for the following three (3) months due to a change in Purchase Orders or forecast, or obsolescence. “Quarter” shall be defined as calendar quarter. Excess Inventory shall be calculated at the end of each Quarter. Customer shall issue an advance payment against the future purchase of Products equal to the Cost of Excess Inventory at the end of each Quarter. Reconciliation shall be made with respect to the residual balance of prior advance payments and the new Excess Inventory value.

        3.3. Cancellation of Orders and Customer Responsibility for Inventory. Customer may cancel any portion of the Product quantity of an accepted purchase order at any time, provided that it will thereupon pay Flextronics for Products, Inventory, and Special Inventory affected by the cancellation as follows: (i) *% of the current price for all finished Products in Flextronics’s possession; (ii) *% of the Cost of all Inventory and Special Inventory in Flextronics’s possession and not returnable without charge (unless the charge was approved by Customer) to the vendor or usable for other customers at Flextronics sole discretion, whether in raw form or work in process; (iii) *% of the Cost of all Inventory and Special Inventory on order and not cancelable without charge (unless the charge was approved by Customer) or usable for other customers at Flextronics sole discretion; (iv) any vendor cancellation charges incurred with respect to Inventory and Special Inventory accepted for cancellation or return by the vendor provided such cancellation charges were approved in writing in advance by Customer and (v) Expenses incurred by Flextronics related to labor costs and equipment specifically put in place to support Customer’s purchase orders, where such expenses, were pre-approved in writing by Customer. Without derogating from the aforesaid, Flextronics will use reasonable commercial efforts to reduce the cost borne by Customer as a result of the purchase order’s cancellation.

* Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

        3.4. Customer Responsibility for Ordered Product; Storage of Ordered Product.

        In the event Customer does not arrange for the prompt pickup of Products ordered and inspected by it under this Agreement within 14 days after being informed by Flextronics that such Products are ready for pickup in accordance with Customer’s purchase order, then Customer hereby authorizes Flextronics to transfer such Products to a warehouse operated by Flextronics or a third party as instructed by Customer. Upon completing a transfer of said Product(s) to a third party warehouse, Flextronics will notify Customer regarding said transfer. Such transfer shall be considered a delivery and sale to Customer for all purposes of this Agreement, and title and risk of loss for such Products shall thereupon transfer from Flextronics to Customer. In accordance with the terms of this Agreement, Flextronics shall be entitled to invoice Customer for (i) such sale (Products) and (ii) in the event Product(s) are stored at Flextronics facilities storage and handling charges equal to *, or any portion thereof, that the Products are stored for Customer. Such storage and handling fee shall cover the expense of *. During the time that the Products are stored at Flextronics facilities pursuant to this section hereof, Customer shall have the right, upon prior reasonable written notice, to inspect the Products for the purposes of this Agreement. Customer may, at any given time, transfer by itself the Product(s) to any other facility or upon Customer’s request, Flextronics shall ship the Products to Customer under the terms of this Agreement at Customer’s expense.

        3.5. Audit and Access

    (i)        Flextronics shall provide Customer periodical reports in the format agreed by Parties, which shall be submitted each quarter. Customer may request other reports pertaining to the Work and Flextronics will provide such reports, to the extent commercially reasonable.

    (ii)        Customer shall have the right, at its expense, to conduct audits of the manufacturing services and related facilities, for the purpose of auditing Flextronics’s compliance with the manufacturing provisions of this Agreements, as follows: The audits may include, only the equipment designated for the manufacturing process, the facility at Flextronics’s premises, finished goods warehouse, the inventory designated for the Work and Product(s) and any technical records (manufacturing specifications, production files and quality documentation). All audits shall be performed within Flextronics’ facility. No documents or data of any kind, or any copies, may be removed from Flextronics’ facility. Customer will conduct the audits in a reasonable manner so as not to cause undue disruption to Flextronics’ Work. Audits shall be conducted during business hours, and shall be coordinated with Flextronics at least 72 hours in advance. In the course of such audits and at Customer sole expense Flextronics shall provide, and shall inform its subcontractors to provide, such auditors any reasonable assistance that they may require in accordance with the aforesaid.

    (iii)        If, as a result of an audit, it is thought that Flextronics has undercharged or overcharged Customer, Customer shall notify Flextronics in writing of the amount of such undercharge or overcharge, and shall specify the relevant data and the reasoning for its determination, The Parties will conduct in good faith discussion in order to reach an agreement regarding said undercharged or overcharged amounts.

* Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

4. ENGINEERING CHANGES

        Customer may request, in writing, that Flextronics incorporate engineering changes into the Product. Such request will include a description of the proposed engineering changes sufficient to permit Flextronics to accurately evaluate its feasibility and cost. Flextronics shall respond to Customer’s request in writing, within 3 working days of notification and shall state the costs and time of implementation and the impact on the delivery schedule and pricing of the Product. Flextronics will not proceed with the engineering changes until the Parties have agreed upon the changes to the Product’s Specifications, delivery schedule and Product pricing and the Customer has issued a purchase order for the implementation costs to be borne by the Customer and the Cost of Inventory and Special Inventory on-hand and on-order that becomes obsolete in connection therewith (it being clarified that if Products, Inventory and Special Inventory are cancelled as affected by the ECO then such Products, Inventory and Special Inventory will be invoiced and paid as per Section 3.3).

5. TOOLING, NON-RECURRING EXPENSES, SOFTWARE

        Flextronics shall provide tooling that is not Product-specific at its expense. Customer shall pay for or obtain and deliver to Flextronics any Product-specific tooling and other reasonably necessary non-recurring expenses, to be set forth in Flextronics’s quotation, such specific product or tooling shall remain Customer’s sole and exclusive property (“Customer Tooling”). All Customer Tooling that Customer provides to Flextronics is and shall remain the sole property of Customer. Customer grants Flextronics a non exclusive, non transferable, non assignable license to use Customer Tooling: (i) only for the purposes required to perform Flextronics’ obligations under this Agreement; (ii) subject to the terms and conditions set forth in section 1.2 above; (iii) provided Flextronics will not by itself or knowingly allow any third parties to (1) access, delete, modify, alter, or change software incorporated in Customer Tooling, or make inoperable authorization keys or license control utilities, or decompile or perform reverse engineering of such software, or modify, adapt, translate or make derivative works based on such software or the documentation related thereto; (2) sell, sublicense, rent, lease or otherwise commercialize, disclose, distribute, publish, copy, transfer or otherwise make such software available to any party other than Customer, or allow third parties other than Customer to use such software; and (iv) provided Flextronics will not transfer the license granted under this section to any third party, all except as otherwise required for the purposes of this Agreement but subject to Customer’s prior written approval. All software developed by Flextronics (excluding any software which is a work for hire product pursuant to this Agreement) to support the process tooling or otherwise shall be and remain the property of Flextronics.

6. EXPRESS LIMITED WARRANTIES

Flextronics warrants that for a period of thirteen (13) months from the date of shipment the Products will (a) be manufactured in accordance with Customer’s applicable Specifications and will be free from defects in workmanship, (b) consist of new materials (not used, recycled, except as may be approved in advance by Customer, (c) be delivered to Customer free and clear of any third party right. Materials are warranted to the same extent that the original manufacturer warrants the Materials and Flextronics passes such warranties through to Customer. This express limited warranty does not apply to (a) Materials consigned or supplied by Customer to Flextronics; (b) defects resulting from Customer’s Specifications or the design of the Products; and (c) Product that has been abused, damaged, altered or misused by any person or entity after title passes to Customer. With respect to first articles, prototypes, pre-production units, test units or other similar Products, Flextronics makes no representations or warranties whatsoever. Notwithstanding anything else in this Agreement or otherwise, Flextronics assumes no liability for or obligation related to the performance, accuracy, Specifications, failure to meet Specifications or defects of or due to tooling, designs or instructions produced or supplied by Customer. Upon any failure of a Product to comply with the above warranty, Flextronics’ sole obligation, and Customer’s sole remedy, is for Flextronics, at its option, to promptly repair or replace such unit and return it to Customer freight prepaid. Customer shall return Products covered by the warranty freight prepaid after completing a failure report and obtaining a return material authorization number from Flextronics to be displayed on the shipping container. Customer shall bear all of the risk, and all costs and expenses, associated with Products that have been returned to Flextronics for which there is no defect found. Customer will provide its own warranties directly to any of its end users or other third parties. Customer will not pass through to end users or other third parties the warranties made by Flextronics under this Agreement. Furthermore, Customer will not make any representations to end users or other third parties on behalf of Flextronics, and Customer will expressly indicate that the end users and third parties must look solely to Customer in connection with any problems, warranty claim or other matters concerning the Product.

EXCEPT AS SPECIFICALLY SET FORTH HEREIN, FLEXTRONICS MAKES NO OTHER WARRANTIES OR CONDITIONS ON THE PRODUCTS, EXPRESS, IMPLIED, STATUTORY, OR IN ANY OTHER PROVISION OF THIS AGREEMENT OR COMMUNICATION WITH CUSTOMER, AND FLEXTRONICS SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTY OR CONDITION OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

7. PAYMENT TERMS, ADDITIONAL COSTS AND PRICE CHANGES

        7.1. Price and Payment Terms. The price for Products to be manufactured will be agreed by the parties and will be indicated on the purchase orders issued by Customer and accepted by Flextronics. The initial price shall be as set forth on the Price List attached hereto and incorporated herein as Exhibit D. The initial price for Products should be reviewed on a quarterly basis by the Parties. Any changes and timing of changes shall be agreed upon in writing by the Parties. All prices quoted are exclusive of VAT and customs taxes and same shall be born by Customer. Any other tax, cost or levy will be born by each Party according to applicable law. Payment for any Products, services or other costs to be paid by Customer, expect as specified in Sections 3.2 and 3.3 hereinabove shall be due thirty (30) days from the end of the calendar month on which invoice is issued. Customer agrees to pay one percent (1%) monthly interest on all late payments (Including all payments set forth in Sections 3.3 and 3.2).

        7.2. Standard Cost. The Parties shall apply the following process for setting Standard Costs. “Standard Cost” shall be defined as the cost for components and materials based on supplier selling prices as mutually agreed between the Parties. Standard Costs shall be set for all Materials on a Quarterly basis. Standard Costs shall be fixed for each Quarter and shall be adjusted in each subsequent Quarter.

Flextronics shall propose updated Standard Costs to Customer in the first week of the last month of each Quarter which will be calculated as an average of actual open purchase orders with suppliers for the subsequent forty-five (45)-day period and be applied to the subsequent Quarter. Standard Costs for each Quarter shall be mutually agreed between the Parties during the second week of the last month in the Quarter. Product pricing for the next Quarter shall be based on the new Standard Costs and shall become effective on the first day of the Quarter.

In cases where the actual purchase price of any Material exceeds the Standard Cost by more than US$* during the Quarter, Flextronics shall contact Customer for written approval prior to the purchase of any such Material. Customer shall respond to such purchase price variance (PPV) requests within two (2) business days. Customer shall be deemed to have given its approval unless it delivers Flextronics a clear written advise to the contrary within said period. Flextronics is hereby granted a waiver from requesting written approval if the variant per order line is less than US$*.

        7.3. Purchase Price Variance Reconciliation and Inventory Revaluation.

Adverse PPV is the responsibility of Customer on these standards.

There are two types of requests Flextronics can ask for regarding price change: Temporary price change / fixed price change.

Temporary price change could be asked for reasons like rescheduling delivery date, temporary allocation or other reasons, in such cases where Customer approved the change, the Standard Cost will remain the same for the next Quarter and Flextronics will debit Customer’s account for the difference in price which will be paid within thirty (30) days from the end of the calendar month on which an invoice therefore was issued.

Fixed price change could be asked for reasons like allocation market price change or other reasons, in such cases where Customer approved the change, the Standard Cost will be changed in the next Quarter and Flextronics will debit Customer’s account for the difference in price at the end of the Quarter. The amount will be calculated as the quantity of parts consumed in last Quarter that were purchased in increased price times the difference between the old price and the new price.

An example for temporary price change/fixed price change is attached hereto as Exhibit E.

        7.4. WIP & Finished Goods.

At the end of each Quarter after the new Standard Cost of each part was determined, a new price for the Product will be calculated by Flextronics and presented to Customer. Those prices will take effect on the first day of the following Quarter.

* Omitted pursuant to a confidential treatment request. The confidential portion has been filed separately with the SEC.

        7.5. Additional Costs. Customer is responsible for (a) any and all expediting charges reasonably necessary because of a change in Customer’s requirements which charges are preapproved, (b) any overtime charges based on manpower tariffs approved in advance by Customer, incurred as a result of delays in the normal production or interruption in the workflow process caused by Customer’s change in the Specifications.

8. TERM AND TERMINATION

        8.1. Term. The term of this Agreement shall commence on the date hereof and shall continue for one (1) year thereafter (hereinafter “the initial term”) unless terminated as provided in Section 8.2 or 9 After the expiration of the initial term (unless this Agreement has been terminated earlier), this Agreement shall be automatically renewed for separate but successive one year terms.

        8.2. Termination. This Agreement may be terminated by (a) Flextronics for any reason subject to one hundred and eighty (180) days prior written notice to the Customer; (b) Customer for any reason subject to ninety (90) days prior written notice to Flextronics; (c) by either Party if the other party defaults in the performance of any material terms or conditions of this Agreement (including any delivery or payment obligation) and such default continues unremedied for a period of thirty (30) days after the delivery of written notice thereof by the terminating Party to the other Party; (d) as specifically provided in this Agreement, or (e) by either Party upon the other Party seeking an order for relief under the bankruptcy laws of the State of Israel or similar laws of any other jurisdiction, a composition with or assignment for the benefit of creditors, or dissolution or liquidation proceedings are initiated by or against the other party and not withdrawn within 90 days or an attachment or similar encumbrance is levied over a substantial part of the other party’s assets and is not removed within 90 days. Expiration or termination of this Agreement under any of the foregoing provisions shall not affect (i) the amounts due under this Agreement by either Party that exist on the date of expiration or termination, and as of such date onwards the provisions of Sections 3.2, 3.3, and 3.4 shall apply with respect to payment and shipment to Customer of finished Products, Inventory, and Special Inventory in existence as of such date. For the sake of clarity: upon termination, Flextronics will cease all Work and Customer shall thereupon pay to Flextronics all amounts stated in Section 7.1 for all completed Products and as provided in Section 3.3 for any and all semi-finished products, Inventory, Special Inventory and Excess Inventory; (ii) any obligation due by Flextronics for the delivery and warranty of any Product(s) ordered prior to termination of this Agreement even if delivery date and/or warranty period related to said Product(s) is due after the Experation or Termination date. Notwithstanding termination or expiration of this Agreement, Sections 3, 6, 7.1, 8, 9 and 10 shall survive said termination or expiration, and (iii) Flextronics will return to Customer any property of Customer, including, but not limited to, demonstration equipment, Customer Tooling, Specifications, product and technical documentation, schematics, and all Confidential Information.

9. LIABILITY, LIMITATION

        9.1. Patents, Copyrights, Trade Secrets, Other Proprietary Rights. Customer shall defend and indemnify Flextronics from all claims, liabilities, costs, damages, judgments and reasonable attorney’s fees (collectively, “Losses”) resulting from or arising out of any infringement or other violation of any patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, trade secrets, proprietary rights and processes or other such rights related to the Product or claims relating to Customer’s instructions, tooling, specifications and designs (“Claims”) provided that: (i) Flextronics will provide the Customer with prompt written notice of any Claim no later than 3 business days following receipt of notice by Flextronics; (ii) Flextronics will grant Customer sole control of the defense and settlement of Claims subject to any reasonable request of Flextronics and (iii) Flextronics will provide Customer with reasonable assistance, at Customer’s sole expense. Customer assumes no liability for any Claims made by any third party to the extent that such Claims result from the use of specifications other than the Specification, unaltered by Flextronics or anyone on its behalf. Customer may at its sole option either: (1) procure for Flextronics the right to continue to perform this Agreement; (2) modify the Specification so that there will no longer be an infringement or misappropriation or (3) terminate this Agreement and pay Flextronics the consideration due under this Agreement for the Work performed until the date of termination, including all payments set forth in Section 3.3. Provided, with respect to Losses (excluding costs and reasonable attorney’s fees) indemnity under this Section 9.1 will be available subject to judgment by a court, arbitrator or mediator or any other out of court settlement.

        9.2. Flextronics shall defend and indemnify Customer from all Losses resulting from or arising out of any infringement or other violation of any patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, trade secrets, proprietary rights and processes or other such rights as a result of the Work (including but not limited to manufacturing methods employed by Flextronics but excluding Claims as defined above) (“Manufacturing Claims”) provided that: (i) Customer will provide Flextronics with prompt written notice of any Manufacturing Claim no later than 3 business days following receipt of notice by Customer; (ii) Customer will grant Flextronics sole control of the defense and settlement of Manufacturing Claims subject to any reasonable request of Customer and (iii) Customer will provide Flextronics with reasonable assistance, at Flextronics’s sole expense. Flextronics may at its sole option either: (1) procure for Customer the right to continue to perform this Agreement; (2) modify its manufacturing methods so that there will no longer be an infringement or misappropriation or (3) terminate this Agreement and Section 8.2 shall apply. Provided, with respect to Losses (excluding costsand reasonable attorney’s fees) indemnity under this Section 9.2 will be available subject to judgment by a court, arbitrator or mediator or any other out of court settlement.

        9.3. THE FOREGOING STATES THE ENTIRE LIABILITY OF THE PARTIES TO EACH OTHER CONCERNING INFRINGEMENT OF PATENT, COPYRIGHT, TRADE SECRET OR OTHER INTELLECTUAL PROPERTY RIGHTS.

        9.4. No Other Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES OF ANY KIND OR NATURE ARISING OUT OF THIS AGREEMENT OR THE SALE OF PRODUCTS, WHETHER SUCH LIABILITY IS ASSERTED ON THE BASIS OF CONTRACT, TORT (INCLUDING THE POSSIBILITY OF NEGLIGENCE OR STRICT LIABILITY), OR OTHERWISE, EVEN IF THE PARTY HAS BEEN WARNED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE, AND EVEN IF ANY OF THE LIMITED REMEDIES IN THIS AGREEMENT FAIL OF THEIR ESSENTIAL PURPOSE.

CONFIDENTIALITY

        9.5. Non-Disclosure of Confidential Information. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party agrees that, during the term of this Agreement and for five (5) years thereafter, it shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose other than as provided for in this Agreement, all Confidential Information furnished to it by the other Party pursuant to this Agreement unless the receiving party can demonstrate that such Confidential Information: (a) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the other Party; (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party; (c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement; (d) was disclosed to the receiving Party by a third party without obligations of confidentiality with respect thereto; or (e) was independently discovered or developed by the receiving Party without the use of or access to Confidential Information belonging to the disclosing Party by persons who had no knowledge of or access to Confidential Information.

        9.6. Authorized Disclosures. Each Party may disclose Confidential Information belonging to the other Party to the extent such disclosure is reasonably necessary in the following situations: (a) for the purpose of complying with applicable law, including without limitation the rules and regulations of the Securities and Exchange Commission or other relevant securities authority; (b) prosecuting or defending litigation; and (c) complying with applicable governmental regulations, provided, however, that the receiving Party gives the disclosing Party prompt notice thereof so that the disclosing Party may seek a protective order or other appropriate remedy, and further provided, that in the event that such protective order or other remedy is not obtained, the receiving Party shall furnish only that portion of the Confidential Information which is legally required, and shall exercise all efforts required to obtain confidential treatment for such information. Notwithstanding the foregoing, in the event a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to this sub-sections (a) or (b), it will, except where impracticable, give reasonable advance notice to the other Party of such disclosure.

        9.7. Employees; Agents. The receiving Party undertakes to disclose the Confidential Information only to those of its employees who have to be so informed in order to ensure its proper evaluation, and provided, that such employees are bound by written confidentiality and non-use undertakings towards the receiving Party which also apply to the Confidential Information disclosed to the receiving Party under this Agreement. The receiving Party will be responsible for ensuring that the obligations of confidentiality and non-use contained herein are observed by all such employees, and it represents that it has instituted policies and procedures which provide such adequate protection for the Confidential Information. The receiving Party shall bear full responsibility for any harm caused to the disclosing Party by disclosure to said employees.

10. MISCELLANEOUS

        10.1. Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereby and supersedes all prior agreements and understandings between the Parties relating to such transactions. In all respects, this Agreement shall govern and supersedes any other documents related to the Work contemplated herein including, without limitation, preprinted terms and conditions on Customer’s purchase orders and these shall be of no force and effect.

        10.2. Amendments, Schedules and Appendices. This Agreement may be amended only by written consent of both parties. Each Schedule and Appendix hereto is incorporated herein by this reference. The parties may amend any Schedule and Appendix from time to time by entering into a separate written agreement, referencing such Schedule and Appendix and specifying the amendment thereto, signed by an authorized representative of each of the parties.

        10.3. Independent Contractor. Neither party shall, for any purpose, be deemed to be an agent of the other party and the relationship between the parties shall only be that of independent contractors. Neither party shall have any right or authority to assume or create any obligations or to make any representations or warranties on behalf of any other party, whether express or implied, or to bind the other party in any respect whatsoever.

        10.4. Insurance. Flextronics and Customer agree to maintain appropriate insurance to cover their respective risks under this Agreement with coverage amounts commensurate with levels in their respective markets. Customer specifically agrees to maintain insurance coverage for any finished Products or Materials the title and risk of loss of which passes to Customer pursuant to this Agreement and which is stored on the premises of Flextronics.

        10.5. Force Majeure. In the event that either party is prevented from performing or is unable to perform any of its obligations under this Agreement (other than a payment obligation) due to any Act of God, fire, casualty, flood, earthquake, war, strike, lockout, epidemic, destruction of production facilities, riot, insurrection, or any other cause unknown to the Parties at the execution of this Agreement which is beyond the reasonable control of the party invoking this section, and if such party shall have used its commercially reasonable efforts to mitigate its effects, inter alia as part of DRP (Disaster Recovery Plan) program, such Party shall give prompt written notice to the other Party regarding the circumstances surrounding such preventing event, its performance shall be excused, and the time for the performance shall be extended for the period of delay or inability to perform due to such occurrences. Regardless of the excuse of Force Majeure, if such Party is not able to perform within ninety (90) days after such event, the other Party may terminate the Agreement. Notwithstanding anything to the contrary herein or otherwise, neither party may rely on the aforesaid provisions or on any force majeure circumstance applicable by law as an excuse for non-payment.

        10.6. Successors, Assignment. This Agreements shall be binding upon and inure to the benefit of the Parties hereto and their respective successors, assigns and legal representatives. Neither Party shall have the right to assign or otherwise transfer its rights or obligations under this Agreement except with the prior written consent of the other party, not to be unreasonably withheld. Notwithstanding the foregoing, Customer shall be entitled to transfer and/or assign this Agreement to any company controlling Customer (directly or indirectly), controlled by Customer or any affiliate of of Customer, subject to a 30 days prior written notification to Flextronics and provided that in such event Flextronics shall be entitled to assign this Agreement to Flextronics Inc.

        10.7. Notices. All notices required or permitted under this Agreement will be in writing and will be deemed received (a) when delivered personally; (b) when sent by facsimile, evidenced by a written confirmation; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) two (2) days after deposit with a commercial overnight carrier. All communications will be sent to the addresses set forth above or to such other address as may be designated by a party by giving written notice to the other Party pursuant to this section.

        10.8. Set-off; Lien. Amounts due hereunder may not be set off except with mutual prior written consent. It is specifically agreed that Flextronics shall not have any lien or any other similar right upon any Confidential Information, Costumer’s IP and IP Enhancements and Flextronics hereby expressly waives any claim or demand to that effect.

        10.9. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute a single agreement.

        10.10. Disputes Resolution

    (i)        Any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof shall be exclusively settled in arbitration in accordance with substantial Israeli law. The arbitrator shall be agreed upon by the Parties and in the absence of an agreement within 21 days from the first written notice by a Party to the other Party of its determination to apply to arbitration, as shall be determined by the President of the Israeli Bar at the request of any party hereof.

    (ii)        Without derogating from rights of termination as detailed in this Agreement, it is clarified that Flextronics will continue to provide the Work and Customer shall continue to perform its obligations hereunder during any arbitration or legal proceedings commenced pursuant to this Section 11.10(i) above and the existence of a dispute shall not enable Flextronics to stop the Work or services or otherwise not timely perform its obligations or enable Customer to stop payments or otherwise not timely perform its obligations, except that Flextronics shall be entitled to demand appropriate securities, such as bank guarantees and pre-payments as a condition to the continued performance thereby of any further Work, unless otherwise determined by the Arbitrator.

    (iii)        The foregoing shall not affect the right of the parties to seek injunctions before the competent Court.

        10.11. Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the state of Israel, without giving effect to choice of law rules. Section 11.10(i) shall not apply to disputes as to: (a) a breach of confidentiality obligations under this Agreement;

        10.12. Even-Handed Construction. The terms and conditions as set forth in this Agreement have been arrived at after mutual negotiation, and it is the intention of the parties that its terms and conditions not be construed against any party merely because it was prepared by one of the parties.

        10.13. Controlling Language. This Agreement is in English only, which language shall be controlling in all respects. All documents exchanged under this Agreement shall be in English.

AGREED TO:

Allot Communications Ltd. By: /s/ Pini Gvili / /s/ Doron Faibish —————————————————— VP Operations / General Counsel ——————————————————	Flextronics (Israel) Ltd. By: /s/ Eli Kalif / /s/ Tzahi Rodrig —————————————————— CFO / CEO ——————————————————